==============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Dated: February 13, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   February 13, 2007                  By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                                                      EXHIBIT A
                                                                      ---------


                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |
                                                          EXTERNAL NEWS RELEASE
                                                                       07-04-TC

FOR IMMEDIATE RELEASE:     February 12, 2007


                TECK COMINCO ANNOUNCES NORMAL COURSE ISSUER BID,
                              PROPOSED SHARE SPLIT

Vancouver, February 12, 2007 - Teck Cominco Limited (TSX - TCK.A; TCK.B; NYSE -
TCK) announced today that, subject to regulatory approval, it intends to purchase up to 20 million of its outstanding Class B subordinate voting shares. Teck Cominco plans to file a notice of intention to make a normal course issuer bid with the Toronto Stock Exchange that will permit Teck Cominco to commence purchases two trading days after notice of acceptance by the Exchange.

Teck Cominco President and Chief Executive Officer, Don Lindsay, said: "The Board has carefully considered a range of options for our growing cash balance. Our first priority continues to be to strengthen and grow the company through the development of current projects in our portfolio and the possible acquisition of new, high quality assets. In the meantime, the proposed share repurchases will provide an opportunity for us to effectively return some capital to shareholders, while preserving substantial capacity for future growth. Our intention would be to use these normal course purchases to maintain our cash balance at a reasonable level for this point in the cycle, taking into account potential alternative investments."

Teck Cominco intends to purchase up to 20 million of its outstanding Class B shares (as those shares are constituted before the share split described below) through the facilities of the Toronto Stock Exchange, representing, as at January 31, 2007, approximately 9.5% of its 211,158,069 Class B shares and approximately 9.6% of the public float of 207,467,096 Class B shares. Purchases will be made from time to time at the prevailing market price of the Class B shares as traded on the Toronto Stock Exchange, and any Class B shares purchased will be cancelled.

Teck Cominco believes that the purchase of the Class B shares represents an appropriate use of cash, given its substantial cash balance. The actual number of Class B shares to be purchased, and the timing of any such purchases, will be determined by Teck Cominco from time to time based on prevailing market conditions and other considerations.

In addition, Teck Cominco announced plans to implement a two-for-one subdivision, or "share split", of its issued and outstanding Class A common shares and Class B subordinate voting shares. The share split, which has been approved by Teck Cominco's Board of Directors, must be approved by shareholders at Teck Cominco's annual and special meeting on April 25, 2007. If the share split is approved by shareholders, the record date for the share split is expected to be May 7, 2007.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (Ontario). Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC and Canadian securities administrators. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.


                                     - 30 -


For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com

                                                                      EXHIBIT B
                                                                      ---------


                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |----------------------------
                                                 |
                                                          EXTERNAL NEWS RELEASE
                                                                       07-05-TC

FOR IMMEDIATE RELEASE:     February 12, 2007


                  TECK COMINCO ANNOUNCES HIGHLAND VALLEY MINE
                             LIFE EXTENSION TO 2019

Vancouver, February 12, 2007 - Teck Cominco Limited (TSX - TCK.A; TCK.B; NYSE -
TCK) announced today that it will proceed with a further six year extension of the life of the Highland Valley copper mine near Kamloops, British Columbia from 2013 to 2019.

The revised mine plan contemplates that from 2013 to 2019 an additional 247 million tonnes of ore from an expanded Valley pit and continued mining of the Highmont pit will produce 1.5 billion pounds of copper and 21 million pounds of molybdenum in concentrate. The capital cost associated with the extension is approximately $300 million (in 2007 dollars), consisting of $167 million in incremental waste stripping and the balance for mobile equipment. Approximately $50 million of mobile mining equipment will be ordered in 2007 to permit waste stripping to commence in 2009.

Copper production during the extension period from 2013 to 2019 is expected to average approximately 295 million pounds per annum. Life of mine copper and molybdenum grades are expected to decline by approximately 10% as a result of the inclusion of lower grade ore in the mine plan.

Teck Cominco President and Chief Executive Officer, Don Lindsay, said: "This is good news for the workforce at Highland Valley, local communities, the Province of B.C. and for Teck Cominco shareholders. Highland Valley is one of the most efficient mining operations in the copper industry, and this extension significantly adds to its potential for the future."

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (ONTARIO). Forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the future operations and profitability of the Highland Valley copper mine. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, Highland Valley's costs of production and its production and productivity levels, power prices, market competition, the accuracy of Teck Cominco's reserve estimates for Highland Valley (including, with respect to tonnage, grade and recoverability) and the geological, operational and price assumptions on which these are based, future prices of copper, molybdenum, petroleum products and other consumables, and the future operational and financial performance of Highland Valley. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: business and economic conditions in the principal markets for Highland Valley's products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the tonnage, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco's reports filed with the U.S. Securities and Exchange Commission ("SEC") and Canadian securities administrators.

Certain of these risks are described in more detail in the annual information form of Teck Cominco and in its public filings with the SEC and Canadian securities administrators. Teck Cominco does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and the New York Stock Exchange under the symbol TCK. Teck Cominco is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.


                                     - 30 -


For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com

Trevor Phelps
Superintendent, Safety and Public Affairs
Highland Valley Copper
(250) 523 2443

                                                                      EXHIBIT C
                                                                      ---------

  Teck Cominco Limited / 200 Burrard Street / Vancouver, BC / Canada V6C 3L9
                      Tel 604.687.1117 / Fax 604.687.6100


              N E W S                            |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
           R E L E A S E                         |----------------------------
                                                 |
                                      FOR IMMEDIATE RELEASE - FEBRUARY 12, 2007
                                                                       07-06-TC


4Q   RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2006

================================================================================

                          TECK COMINCO REPORTS RECORD
           NET EARNINGS OF $866 MILLION IN THE FOURTH QUARTER OF 2006
                         AND $2.4 BILLION FOR THE YEAR

Don Lindsay, President and CEO said, "Our fourth quarter earnings were a record $866 million, up substantially from $510 million a year ago. The increase was driven by significantly higher commodity prices and higher sales volumes of Red Dog concentrates as poor weather conditions in the third quarter shifted some sales into the fourth quarter. Net earnings for the full year were $2.4 billion compared with $1.3 billion in 2005."

"We are very pleased that our core operations achieved outstanding operating performance in 2006 allowing them to take advantage of the high commodity prices and generate record operating profits."


FINANCIAL HIGHLIGHTS AND SIGNIFICANT ITEMS

    o Unaudited net earnings were $866 million or $4.02 per share in the fourth quarter, up from $510 million or $2.50 per share in the fourth quarter of 2005 primarily due to higher metal prices and an after-tax gain of $115 million on disposition of Inco shares.

    o Net earnings for 2006 were $2.4 billion, almost double the net earnings of $1.3 billion in 2005.

    o Cash flow from operations, before changes to non-cash working capital items, was $829 million in the fourth quarter compared with $555 million in the same period of 2005. Cash flow for the year was $2.6 billion compared with $1.6 billion for 2005. Cash flow from operations after scheduled debt repayments, dividends and sustaining capital expenditures was $2.1 billion in 2006.

    o Earnings before interest, taxes, depreciation and amortization (EBITDA) were $1.3 billion in the fourth quarter compared with $734 million a year ago. For the full year, EBITDA was $3.8 billion compared with $2.2 billion in 2005.



-------------------------------------------------------------------------------
                      ALL DOLLAR AMOUNTS EXPRESSED IN THIS
         NEWS RELEASE ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

                  Reference: Greg Waller, Investor Relations
       Additional corporate information is available on the Internet at
                          http://www.teckcominco.com
-------------------------------------------------------------------------------

    o Antamina reached a three-year collective agreement with workers and also an agreement with the government regarding social contributions.

    o The company made strategic investments in Tahera Diamond Corporation, Nautilus Minerals Inc. and ZincOx Resources plc totalling $71 million.

    o On January 15, 2007, the company and UTS Energy Corporation announced that the two companies jointly acquired additional oil sands leases in the fourth quarter and in January 2007, bringing total acquisitions outside the Fort Hills project to 277,000 acres in the Athabasca oils sands region of Alberta.

    o Cash and temporary investments increased by $1.5 billion in the fourth quarter and totalled $5.3 billion at the end of December.


OTHER NEWS RELEASES

Earlier today we announced our intention to proceed with a further six-year extension of the life of the Highland Valley Copper mine from 2013 to 2019 that is expected to produce an additional 1.5 billion pounds of copper and 21 million pounds of molybdenum in concentrate. The extension will cost approximately $300 million, consisting of $167 million in incremental waste stripping and the balance for mobile equipment.

We also announced our intention, subject to regulatory approval, to purchase up to 20 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid and, subject to shareholders' approval, implement a two for one share split of our Class A common shares and Class B subordinate voting shares.

More information on these announcements is provided in two separate news releases issued earlier today.




2     Teck Cominco Limited 2006 Fourth Quarter News Release

THIS NEWS RELEASE IS PREPARED AS AT FEBRUARY 12, 2007, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2006 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005. IN THIS PRESS RELEASE, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO THE COMPANY OR US, WE OR OUR REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. PLEASE REFER TO THE CAUTIONARY LANGUAGE ON PAGE 18.

EARNINGS

Unaudited net earnings in the fourth quarter were $866 million or $4.02 per share, up from net earnings of $510 million or $2.50 per share in the fourth quarter of 2005. Fourth quarter earnings in 2006 included an after-tax gain of $115 million related to the disposition of our investment in Inco shares.

Excluding the gain related to Inco, net earnings in the fourth quarter increased from a year ago, due mainly to significantly higher copper and zinc prices and higher sales volumes from Red Dog. Average LME cash prices for copper and zinc were US$3.21 and US$1.91 per pound respectively in the quarter, up from US$1.95 and US$0.74 per pound respectively in the fourth quarter of 2005. Realized coal prices averaged US$106 per tonne in the fourth quarter, which was lower than US$122 per tonne in the same period last year.

Red Dog's sales and operating profit were significantly higher than the fourth quarter of 2005, as poor weather conditions in the third quarter of 2006 delayed some shipments into the fourth quarter.

Operating profit of $1.2 billion in the fourth quarter increased from $686 million in the same period last year due mainly to the Red Dog mine which contributed $456 million of the increase. In addition, Trail posted a strong performance and recorded an operating profit of $111 million compared with $44 million in the fourth quarter of 2005. Operating profit at the company's copper operations also increased from the fourth quarter of 2005 mainly as a result of higher prices. Partially offsetting these strong performances were lower realized coal prices and a weaker U.S. dollar. Positive zinc price adjustments of $32 million were recorded in the fourth quarter, however, negative copper pricing adjustments offset this amount resulting in no final pricing adjustments in the fourth quarter. This compared with $61 million of positive final pricing revenue adjustments in the fourth quarter of 2005.

Net earnings in 2006 were $2.4 billion, almost double the net earnings of $1.3 billion in 2005. The higher earnings were due to significantly higher commodity prices, partially offset by a weaker U.S. dollar. Copper prices averaged US$3.05 per pound in 2006, up significantly from US$1.67 per pound in 2005, and zinc prices averaged US$1.49 per pound which was a 137% increase from the previous year's average of US$0.63 per pound. Sales volumes at the mining operations in 2006 were similar to the previous year, while refined zinc and lead volumes were significantly higher than 2005 due to the three-month strike at Trail in 2005.

CASH FLOW FROM OPERATIONS

Cash flow from operations, before changes to non-cash working capital items, were $829 million in the quarter compared with $555 million in the same period of 2005 due mainly to higher profits from zinc operations.

Cash flow from operations, after non-cash working capital changes, was $1.2 billion compared with $627 million in the fourth quarter of 2005. The net decrease in non-cash working capital items was $341 million, due mainly to the seasonal reduction of concentrate inventories at Red Dog as sales exceeded production by 112,000 tonnes.

Cash flow before changes to non-cash working capital items was $2.6 billion for the year compared with $1.6 billion in 2005.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 6 and 7. Average commodity prices and Canadian/U.S. dollar exchange rate are presented in the table below.

AVERAGE METAL PRICES AND EXCHANGE RATE
                                                                Fourth Quarter                     Year to Date
                                                      -------------------------------    -------------------------------
                                                         2006      2005   % Change          2006      2005    % Change


ZINC (LME Cash - US$/pound)                              1.91      0.74        +158%        1.49      0.63        +137%
LEAD (LME Cash - US$/pound)                              0.74      0.48         +54%        0.59      0.44         +34%
COPPER (LME Cash - US$/pound)                            3.21      1.95         +65%        3.05      1.67         +83%
MOLYBDENUM (published price* - US$/pound)                  25        30         -17%          25        32         -22%
GOLD (LME PM fix - US$/ounce)                             614       485         +27%         604       445         +36%
COAL (realized - US$/tonne)                               106       122         -13%         113        99         +14%
CDN/U.S. EXCHANGE RATE (Bank of Canada)                  1.14      1.17          -3%        1.13      1.21          -7%

* Published major supplier selling price in Platts Metals Week.

Revenues from operations were $2.1 billion in the fourth quarter of 2006 compared with $1.3 billion in the same period a year ago. The increase over 2005 was due mainly to significantly higher prices for copper and zinc and higher zinc sales volumes. Revenues of $6.5 billion in the year increased by 48% over 2005 due mainly to substantially higher copper and zinc prices and higher refined metal sales from Trail operations.

Sales of metal in concentrates are recognized in revenues when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing may not be determined until a subsequent date, which often occurs in the following quarter. Accordingly, revenue in a quarter is based on provisional prices for sales occurring in the quarter and final pricing adjustments from sales that occurred in previous periods. These final pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. Adjustments to revenues recognized as a result of price changes are affected by the price participation deductions provided in the smelting and refining agreements.

At September 30, 2006, the end of the previous quarter, outstanding receivables included 174 million pounds of copper provisionally valued at US$3.43 per pound and 160 million pounds of zinc provisionally valued at US$1.52 per pound. During the fourth quarter, 144 million pounds of copper included in the September 30, 2006 receivables were settled at an average final price of US$3.23 per pound and 150 million pounds of zinc were settled at an average final price of US$1.84 per pound.

At December 31, 2006, outstanding receivables included 171 million pounds of copper provisionally priced at US$2.86 per pound and 306 million pounds of zinc provisionally valued at US$1.94 per pound. Immediately following the year end, copper and zinc prices declined from these provisional prices. In January, 40% of the receivables outstanding at December 31, 2006 were final priced resulting in negative revenue adjustments of $43 million on a before-tax basis. The total amount of final pricing revenue adjustments to be recorded in the first quarter of 2007 will depend on the average metal prices in February and March.

OPERATING EXPENSES

Operating expenses of $840 million in the fourth quarter were significantly higher than $586 million a year ago due mainly to the higher cost of purchasing zinc and lead concentrates at the Trail smelting and refining operations driven by metal prices and additional costs arising from higher throughput in the current quarter compared with the fourth quarter of 2005, which were affected by the strike. There were no significant increases in operating costs at the mining operations in the fourth quarter compared with the same period in 2005.

The increase in operating expenses from $2.2 billion in the year 2005 to $2.7 billion in 2006 was also due mainly to the higher cost of raw materials at Trail. Site operating costs at the mining operations were 9% above 2005 levels, mainly because of higher costs for fuel, consumables and labour, including one-time payments related to labour settlements.

     PRODUCTION AND SALES (NOTE 1)


                                                         PRODUCTION                               SALES
                                             ------------------------------------  -------------------------------------
                                               FOURTH QUARTER     YEAR TO DATE       FOURTH QUARTER     YEAR TO DATE
                                               2006      2005     2006     2005       2006      2005     2006     2005
     -------------------------------------------------------------------------------------------------------------------

     TRAIL (Note 2)

        REFINED ZINC - Thousand tonnes           77        67      296      223         71        59      290      228

        REFINED LEAD - Thousand tonnes           22        21       90       69         22        20       88       69

        SURPLUS POWER - GW.h                      -         -        -        -        106       202      891    1,278

     BASE METALS (Note 3)

        ZINC - Thousand tonnes
          Red Dog                               134       142      558      568        246       186      536      545
          Antamina                                9         3       35       41         11         6       36       43
          Pend Oreille                            5         9       34       45          6         8       35       44
          Louvicourt                              -         -        -        3          -         -        -        3
          --------------------------------------------------------------------------------------------------------------
                                                 148       154      627      657        263       200      607      635

        LEAD - Thousand tonnes
          Red Dog                                33        29      124      102         57        47      115      105
          Pend Oreille                            1         2        5        8          1         2        5        8
          --------------------------------------------------------------------------------------------------------------
                                                 34        31      129      110         58        49      120      113

        COPPER - Thousand tonnes
          Highland Valley Copper                 46        49      167      175         47        48      180      181
          Antamina                               24        23       87       84         26        25       87       87
          Louvicourt                              -         -        -        4          -         -        -        4
          --------------------------------------------------------------------------------------------------------------
                                                 70        72      254      263         73        73      267      272

        MOLYBDENUM - Thousand pounds
          Highland Valley Copper                847     1,277    4,023    6,149        846     1,390    3,764    6,682
          Antamina                            1,129     1,134    3,906    3,333      1,188     1,105    3,948    3,628
          --------------------------------------------------------------------------------------------------------------
                                              1,976     2,411             9,482      2,034     2,495    7,712   10,310
                                                                 7,929

     GOLD

        GOLD - Thousand ounces
          Hemlo                                  51        51      205      230         50        48      207      230
          Pogo (Note 4)                           5         -       45        -          4         -       39        -
          Other                                   4         3       13       15          3         2       11       12
          --------------------------------------------------------------------------------------------------------------
                                                 60        54      263      245         57        50      257      242

     COAL

        COAL - Thousand tonnes
          Elk Valley Coal (Note 5)            2,167     2,392   8,657     9,948      2,311     2,242    8,994    9,352


     Notes:

     (1) The table presents our share of production and sales volumes.

     (2) Refined zinc and lead production in the third quarter of 2005 was affected by a shutdown of metal operations at Trail caused by a strike.

     (3) Production and sales volumes of base metal mines refer to metals contained in concentrate.

(4) Pogo operations have not reached commercial production levels and the results from operations are not included in our earnings.

     (5) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006, 39% from April
          1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31,
          2005.

     REVENUES, DEPRECIATION AND OPERATING PROFIT


     QUARTER ENDED DECEMBER 31
                                                                            DEPRECIATION                OPERATING
     ($ IN MILLIONS)                               REVENUES               AND AMORTIZATION                PROFIT
                                              --------------------      ----------------------     ---------------------
                                                  2006     2005             2006       2005             2006     2005
     -------------------------------------------------------------------------------------------------------------------

     SMELTING AND REFINING
        Trail (including power sales) (Note     $  545   $  251              $12        $11           $  111     $ 44
        2)

     BASE METALS
        Red Dog                                    850      297               25         20              623      167
        Pend Oreille                                19       14                3          5                7        2
        Highland Valley Copper                     302      290               12         11              201      190
        Antamina                                   206      162               10         10              142      118
        Inter-segment sales and other             (150)     (38)               1          -              (14)       5
        ----------------------------------------------------------------------------------------------------------------
                                                 1,227      725               51         46              959      482

     GOLD
        Hemlo                                       32       29                6          5               (3)       1

     COAL
        Elk Valley Coal (Note 1)                   284      338               12          9              100      159

     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                      $2,088   $1,343              $81        $71           $1,167     $686
     -------------------------------------------------------------------------------------------------------------------



     YEAR ENDED DECEMBER 31
                                                                            DEPRECIATION                OPERATING
     ($ IN MILLIONS)                               REVENUES               AND AMORTIZATION                PROFIT
                                              --------------------      ----------------------     ---------------------
                                                  2006     2005             2006       2005             2006     2005
     -------------------------------------------------------------------------------------------------------------------
     SMELTING AND REFINING
        Trail (including power sales) (Note     $1,802   $  937             $ 47       $ 39           $  395   $  134
        2)

     BASE METALS
        Red Dog                                  1,539      677               59         56            1,079      325
        Pend Oreille                                88       54               14         18               38        2
        Highland Valley Copper                   1,413    1,021               46         62            1,019      613
        Antamina                                   807      524               34         38              598      355
        Inter-segment sales and other             (430)     (98)               1          4              (19)      12
        ----------------------------------------------------------------------------------------------------------------
                                                 3,417    2,178              154        178            2,715    1,307

     GOLD
        Hemlo                                      143      127               24         21                7        9

     COAL
        Elk Valley Coal (Note 1)                 1,177    1,173               39         34              444      512

     -------------------------------------------------------------------------------------------------------------------
     TOTAL                                      $6,539   $4,415             $264       $272           $3,561   $1,962
     -------------------------------------------------------------------------------------------------------------------


     Notes:

     (1) Results of the Elk Valley Coal Partnership represent our 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

     (2) Operating profits of Trail in 2005 have been reduced due to the reclassification of certain marketing expense previously included in corporate administration expense. This reclassification has no effect on reported consolidated earnings.

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)
                                                        Three months ended Dec. 31             Year ended Dec. 31
                                                      -----------------------------       -------------------------
     100%                                                    2006             2005              2006               2005
     Zinc production (000's tonnes)                          77.1             67.2             296.1              223.2
     Lead production (000's tonnes)                          22.5             21.3              90.3               68.6
     Zinc sales (000's tonnes)                               70.7             59.4             290.3              228.3
     Lead sales (000's tonnes)                               21.9             20.1              88.1               69.3
     Surplus power sold (GW.h)                                106              202               891              1,278
     Power price (US$/megawatt hr)                             59               88                44                 58
     Operating profit ($ millions)
          Metal operations                                    109               30               370                 65
          Power sales                                           2               14                25                 69

Production and sales for zinc and lead in the fourth quarter were higher than a year ago because operations in the fourth quarter of 2005 were affected by the restart of operations following a strike in the third quarter of 2005.

Trail operated very well in 2006 setting new records for the production of zinc, indium and germanium. The Kivcet furnace operated particularly well and processed a record amount of feed material including a record amount of zinc residues.

Operating profit from metal operations was $109 million in the fourth quarter compared with $30 million in the same period last year. The higher operating profit was due mainly to higher sales volumes, higher metal prices and increased profits from specialty metals. Operating profit of $370 million from metal operations in the year was a new record resulting from high metal prices and outstanding operating performances.

Operating profit from surplus power sales in the fourth quarter was $2 million compared with $14 million last year. The lower profit was due to curtailments during the upgrade of the fourth power generator at the Waneta dam. The completion of this upgrade in January 2007 is expected to increase generating capacity by approximately 50 GW.h. annually.

RED DOG (100%)
                                                        Three months ended Dec. 31             Year ended Dec. 31
                                                      -----------------------------      ------------------------------
     100%                                                    2006             2005             2006               2005
     Tonnes milled (000's)                                    808              763            3,238              3,087
     Zinc grade (%)                                          19.9             22.2             20.6               21.7
     Lead grade (%)                                           5.7              6.6              6.1                5.6
     Zinc recovery (%)                                       82.8             83.6             83.5               84.9
     Lead recovery (%)                                       65.6             55.7             62.8               59.0
     Zinc production (000's tonnes)                         133.6            141.6            557.5              568.0
     Zinc sales (000's tonnes)                              245.6            185.6            536.0              544.8
     Lead production (000's tonnes)                          33.0             29.1            123.5              102.3
     Lead sales (000's tonnes)                               57.3             47.2            114.8              105.0
     Operating profit ($ millions)                            623              167            1,079                325

Mill throughput in the fourth quarter was 6% higher than a year ago while zinc and lead ore grades in the quarter were lower than the same period last year. The lower ore grades, partially offset by the higher throughput, resulted in lower zinc production of 133,600 tonnes in the quarter. Lead production in the fourth quarter increased by 13% from last year to 33,000 tonnes due mainly to the higher throughput and improved mill recoveries.

Zinc sales volumes were 245,600 tonnes in the fourth quarter, representing 46% of the total sales in the year. These sales volumes were 60,000 tonnes higher than the same period a year ago as poor weather at the port delayed loading in the third quarter, shifting some sales into the fourth quarter. The higher sales volumes combined with record high zinc and lead prices resulted in an operating profit of $623 million in the fourth quarter compared with $167 million in the same period last year. Positive final pricing revenue adjustments of $32 million were recorded in the fourth quarter compared with $21 million recorded in the fourth quarter of 2005.

Red Dog's operating profit was a record $1.1 billion in 2006 compared with $325 million in 2005 due mainly to significantly higher zinc and lead prices.

At December 31, 2006, zinc and lead in concentrates available for sale, excluding production inventory at site, were 228,000 tonnes and 6,000 tonnes respectively.

Pursuant to a royalty agreement with NANA Regional Corporation Inc. (NANA), we pay NANA an annual advance royalty equal to the greater of 4.5% of Red Dog mine's net smelter return or US$1 million. In 2006, the advance royalty amounted to US$51 million. After we recover certain capital expenditures including an interest factor, the company will pay to NANA a 25% net proceeds of production royalty from the Red Dog mine, increasing in 5% increments every fifth year to a maximum of 50%. Net proceeds is calculated based on net cash flow from product sales after deduction of distribution and operating costs, less capital expenditures, an interest allowance, a selling and management fee and a charge for estimated reclamation and closure costs. Advance royalties previously paid will be recoverable against the 25% royalty on net proceeds of production. As at December 31, 2006, capital expenditures including an interest factor have been fully recovered and the unrecovered cumulative amount of advance royalty payments was US$104 million. We estimate that the payment of the 25% royalty to NANA will commence in the fourth quarter of 2007 after we have recovered all advance royalty payments, but the actual timing is highly dependent on metal prices, sales volumes and other items impacting the calculation of net proceeds.

ANTAMINA (22.5%)
                                                        Three months ended Dec. 31            Year ended Dec. 31
                                                      -----------------------------    --------------------------------
     100%                                                    2006            2005             2006                2005
     Tonnes milled (000's)                                  7,930            8,348          30,256              30,344
     Copper grade (%)                                        1.41             1.37            1.38                1.35
     Zinc grade (%)                                          0.65             0.47            0.75                0.92
     Copper recovery (%)                                     92.9             92.1            91.0                90.3
     Zinc recovery (%)                                       88.0             78.3            86.5                82.7
     Copper production (000's tonnes)                       104.7            104.3           384.2               374.6
     Copper sales (000's tonnes)                            108.7            109.3           385.5               384.1
     Zinc production (000's tonnes)                          38.3             15.1           156.1               184.3
     Zinc sales (000's tonnes)                               48.4             27.7           158.3               190.5
     Molybdenum production (000's pounds)                   5,019            5,043          17,360              14,815
     Molybdenum sales (000's pounds)                        5,278            4,909          17,545              16,124
     Company's share of operating profit ($ millions)         142              118             598                 355

Copper production of 104,700 tonnes in the fourth quarter was similar to last year while zinc production increased significantly to 38,300 tonnes due mainly to higher ore grades and improved mill recoveries. Copper-only ores accounted for 78% of the mill throughput in the fourth quarter compared with 89% in the same period last year, and more copper-zinc ores were processed as a result.

Copper sales in the fourth quarter were the same as last year at 109,000 tonnes while zinc sales volumes of 48,000 tonnes were almost double those of last year reflecting the higher production levels in the quarter.

The company's share of operating profit in the fourth quarter of $142 million increased from $118 million in the same period last year due to higher copper and zinc prices, partially offset by provisions for extraordinary social contributions and the commencement of the payment of a 7.4% net profits royalty by Teck Cominco to the vendor of the property. In addition, negative final pricing revenue adjustments of $9 million were recorded in the fourth quarter compared with positive adjustments of $13 million recorded in the same period last year.

The company's 22.5% share of Antamina's 2006 operating profit was a record $598 million due mainly to record high metal prices.

On September 5, 2006, Antamina, together with other mining companies in Peru, announced that it would contribute to a fund established for the benefit of local communities. The agreement contemplates that Antamina will make extraordinary annual payments of 3.75% of its after-tax earnings to this fund. On December 22, 2006, the agreement was finalized and signed by Antamina and the government with the understanding that such extraordinary contributions would be applicable for 2006 and the subsequent four years, subject to annual metal prices exceeding certain reference price levels for any given year. The payments are not deductible for Peruvian income tax purposes. The company's share of the 2006 contribution was $17 million of which $4 million was accrued in the fourth quarter.

On November 28, 2006, Antamina and its workers reached a three-year collective agreement, which expires on July 24, 2009.

HIGHLAND VALLEY COPPER (97.5%)
                                                        Three months ended Dec. 31            Year ended Dec. 31
                                                      -----------------------------     -------------------------------
     100%                                                     2006            2005            2006                2005
     Tonnes milled (000's)                                  11,395          13,527          45,356              50,666
     Copper grade (%)                                        0.449           0.416           0.412               0.398
     Copper recovery (%)                                      92.3            89.5            91.5                88.8
     Copper production (000's tonnes)                         46.8            50.3           171.3               179.0
     Copper sales (000's tonnes)                              48.5            49.0           185.2               185.8
     Molybdenum production (000's pounds)                      868           1,309           4,126               6,306
     Molybdenum sales (000's pounds)                           867           1,426           3,860               6,853
     Operating profit ($ millions)                             201             190           1,019                 613

Mill throughput at Highland Valley Copper in the fourth quarter was 16% lower than the same period last year due mainly to the processing of a greater proportion of harder ore. Copper production of 46,800 tonnes in the quarter declined by 7% compared with a year ago due mainly to the lower throughput partially offset by higher ore grades.

Copper sales in the fourth quarter were similar to last year, while molybdenum sales decreased by 39% as a result of lower production levels. Realized molybdenum prices in the fourth quarter were US$24 per pound compared with US$20 per pound a year ago.

Fourth quarter operating profit of $201 million, including $23 million of negative final pricing revenue adjustments, was higher than the $190 million in the same period last year which had included positive adjustments of $27 million.

Highland Valley Copper's operating profit was a record $1.0 billion in 2006, which increased significantly from $613 million in 2005 due mainly to record copper prices realized in the year.

The push-back of the Valley pit east wall is progressing on schedule and the relocation of the crusher and conveyor system is expected to take place in the summer of 2007. Copper production is expected to decrease during 2007 to 2009 while the east Valley pit is being developed, and production of copper in concentrates in these years is estimated to average 140,000 tonnes per year. Copper production from 2010 to 2013 is estimated to average 165,000 tonnes per year.

Following months of extensive study, we announced earlier today (see separate news release) that we decided to extend the mine life of Highland Valley Copper by an additional six years to 2019. The new mine plan will require a push-back of the west wall of the Valley pit to produce an average of 125,000 tonnes of copper per year after 2013. Total capital costs of the project are estimated at $300 million including $133 million for capital equipment and the balance in pre-production stripping over the period of 2009 through 2013. Capital commitments in 2007 are $50 million for mobile equipment.

Our feasibility study to determine the viability of the construction of a new CESL hydrometallurgical refinery to process Highland Valley concentrates was inconclusive. The principle advantages of the CESL process, which are the efficient, environmentally friendly treatment of lower grade, higher impurity concentrates are less relevant in the treatment of the readily marketable high grade, clean concentrates that are produced at Highland Valley. We will continue to evaluate the potential for accessing other, better suited feed sources in the region that could improve the overall economics and justify the construction of a new refinery.

HEMLO GOLD MINES (50%)
                                                        Three months ended Dec. 31            Year ended Dec. 31
                                                      -----------------------------     -------------------------------
     100%                                                    2006             2005            2006                2005
     Tonnes milled (000's)                                    882              877           3,355               3,503
     Grade (g/tonne)                                          3.8              3.9             4.0                 4.4
     Mill recovery (%)                                       94.0             92.9            94.2                93.7
     Production (000's ounces)                                102              101             410                 460
     Sales (000's ounces)                                     100               95             413                 459
     Cash operating cost per ounce (US$)                      495              394             465                 336
     Company's share of operating profit (loss)
        ($ millions)                                           (3)               1               7                   9

Gold production of 102,000 ounces in the fourth quarter was similar to a year ago as throughput and grades were similar to last year. Cash operating costs increased significantly to US$495 per ounce in the fourth quarter compared with US$394 per ounce in the same period last year. Operating costs increased as a result of higher reliance on contractors for Alimak mining as well as higher energy prices and consumable costs.

The average gold price, before hedging losses of $3 million, was US$614 per ounce in the fourth quarter compared with US$485 per ounce last year. Hemlo's operating loss of $3 million in the fourth quarter was due mainly to the higher operating costs and gold hedging losses.

Hemlo's operating profit of $7 million for 2006 decreased from $9 million last year due mainly to reduced gold production and higher operating costs, partially offset by a higher gold price.

ELK VALLEY COAL PARTNERSHIP (40%)
                                                        Three months ended Dec. 31            Year ended Dec. 31
                                                      -----------------------------     -------------------------------
     100%                                                    2006             2005            2006                2005
     Coal production (000's tonnes)                         5,418            6,134          21,790              25,679
     Coal sales (000's tonnes)                              5,776            5,747          22,614              24,124
     Average sale price (US$/tonne)                           106              122             113                  99
     Average sale price (Cdn$/tonne)                          123              149             131                 125
     Cost of product sold (Cdn$/tonne)                         38               35              40                  33
     Transportation (Cdn$/tonne)                               37               36              37                  35
     Company's share of operating profit ($ millions)*        100              159             444                 512

     * Results of the Elk Valley Coal Partnership represent the company's 40% direct interest in the Partnership commencing April 1, 2006, 39% from April 1, 2005 to March 31, 2006 and 38% from April 1, 2004 to March 31, 2005.

Coal production in the fourth quarter at Elk Valley Coal decreased by 12% compared with the same period last year, as production was curtailed to match revised sales volumes expectations. The unit cost of product sold increased to $38 per tonne from $35 per tonne a year ago due to higher mining costs and lower production levels.

Coal sales volumes in the fourth quarter were similar to the same period last year and the average coal price of US$106 per tonne compared with US$122 per tonne last year reflecting the lower 2006 coal year contract prices. Coal sales volumes in the year were 6% lower than last year as some customers reduced their requirement for coking coal through the substitution of lower quality coal. Adverse weather conditions in British Columbia in November and December of 2006 affected rail performance and contributed to low coal inventories at the ports at the end of 2006. This situation is expected to lead to lower sales and higher demurrage costs in the first quarter of 2007.

Our 40% share of operating profit was $100 million in the fourth quarter compared with $159 million due mainly to a lower realized coal price and a stronger Canadian dollar.

Our share of Elk Valley Coal's operating profit was $444 million in 2006 compared with $512 million in 2005. Despite a higher realized coal price, the decrease in operating profit was caused by a 6% reduction in sales volumes, a weaker U.S. dollar and higher operating and transportation costs.

PEND OREILLE (100%)

The Pend Oreille mine, located 80 kilometres south of Trail operations, supplies zinc and lead concentrates to Trail. The mine produced 34,000 tonnes of zinc in concentrate and 5,000 tonnes of lead in concentrate in 2006, down 25% and 40% respectively from 2005. We have observed significant negative zinc grade variances between the reserve mode and mill feed and have experienced higher mining costs than anticipated. A revised mine plan and reserve model are under review and we expect to announce a substantial reduction in Pend Oreille's ore reserves. Reserve and mine life will be highly sensitive to zinc prices, but we expect the remaining mine life to exceed four years. Exploration in the immediate vicinity of the mine returned encouraging results with intersections similar to current mining areas, and further drilling is planned in 2007.

COSTS AND EXPENSES

Administration expense of $33 million was $10 million higher than a year ago because of an increase in stock-based compensation expense resulting from an increase in the company's share price. Administration expense of $96 million for the year was $22 million higher than last year because of higher stock-based compensation expense and increased business activities.

Interest expense of $22 million in the fourth quarter was lower than the $30 million in the fourth quarter of 2005 mainly as a result of lower debt levels after the repayment of the 6.875% debenture in February 2006 and a substantial portion of the Inco exchangeable debenture early in the fourth quarter. Interest expense of $97 million in the year was higher than $69 million last year because of the US$1.0 billion bond issue completed in September 2005.

Other income of $143 million in the fourth quarter was a net total of a number of non-operating income and expense items. Major items included a $138 million gain on sale of Inco shares, $65 million of interest income and $35 million of donation and sponsorship expenses. The $35 million of donation and sponsorship expenses relates to accruals for multi-year commitments, including our sponsorship of the Vancouver 2010 Olympic and Paralympic Winter Games which were fully expensed at the time the commitments were made.

Income and resource taxes of $374 million were 31% of pre-tax earnings in the fourth quarter. The composite tax rate, excluding the capital gains tax applied to the gain on sale of Inco shares, was 32% of pre-tax earnings in the fourth quarter. This composite tax rate is lower than the Canadian statutory tax rate of 34%, as the effect of provincial mineral taxes in Canada was more than offset by resource and depletion allowances in Canada and the United States. The composite tax rate of 34% on pre-tax earnings for the year was similar to the Canadian statutory tax rate, as the effect of the lower capital gains tax rate and other miscellaneous adjustments to taxes were not as significant to the earnings of the year.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $829 million in the fourth quarter compared with $555 million in the same period of 2005 with higher profits from zinc operations. Cash flow after non-cash working capital changes was $1.2 billion compared with $627 million in the fourth quarter of 2005, with the reduction of non-cash working capital items primarily a result of the seasonal reduction of concentrate inventories at Red Dog.

Cash flow from operations after scheduled debt repayments, dividends and sustaining capital expenditures was $2.1 billion in 2006.

Capital expenditures in the fourth quarter were $121 million of which $60 million was on sustaining capital expenditures and $61 million was for development projects. Development expenditures included $11 million for the Pogo gold project, $22 million for the Trail power facilities upgrade and $6 million at Highland Valley Copper.

In the fourth quarter we tendered all of our Inco shares to CVRD, which generated cash proceeds of $770 million. Additional Inco exchangeable debentures were presented for exchange and the company disbursed $220 million in cash to satisfy its exchange obligation during the fourth quarter. At December 31, 2006, the company had placed $105 million in trust to satisfy the liability on the outstanding Inco exchangeable debentures. Over 90% of these outstanding debentures were presented for exchange in January 2007 and were repaid out of the cash held in trust.

As a result of the record cash flow from operations and disposition of the Inco shares, total cash and temporary investments increased by $1.5 billion in the quarter to $5.3 billion at December 31, 2006. Total long-term debt was $1.5 billion and the debt to total debt-plus-equity ratio was 19% at December 31, 2006. The company has no debt payments on account of principal due within the next five years.

The company also has bank credit facilities aggregating $1.0 billion. Unused credit lines under these facilities amounted to $918 million at December 31, 2006.

CORPORATE DEVELOPMENT

We expect to reach commercial production at the POGO mine site by April 2007 following completion of the filter plant projects with full production anticipated in May 2007. On October 19, a construction accident severely damaged electrical systems resulting in a loss of electrical power. Temporary power was installed allowing maintenance activities and construction projects to resume on October 22 and underground mining on October 28. Mill operations resumed on December 14 after line power was restored. Despite the electrical incident, the Pogo gold mine continued to make progress towards achieving full production capacity. A third pressure filter to improve filtration capacity was commissioned in January 2007. Construction is underway on modifications to the filtered tailings handling system to help paste backfilling and is scheduled to be completed by March 2007. Gold production for 2007 is expected to be 340,000 ounces. We expect annual gold production of 350,000 to 450,000 ounces over the ten-year life of the project. Operating income or loss is being capitalized as part of the development costs until commercial production is achieved. Our share of operating loss capitalized in the fourth quarter was $5 million.

The restart of the LENNARD SHELF zinc operations, a 50/50 joint venture with Xstrata Plc, is progressing well. Refurbishment of the mill, shipping facility, camp and other site infrastructure is almost complete. Ore production from the Pillara mine was stockpiled on surface during the fourth quarter. A new surface crusher facility and a power generation facility have been commissioned. Commissioning of the mill started in late January with the introduction of first ore feed into the mill on February 3. Shipment of zinc concentrate is expected to commence in April 2007. The Pillara mine has an anticipated life of four years at an annual production rate of 70,000 to 80,000 tonnes of zinc and 15,000 tonnes of lead in concentrates.

The FORT HILLS Energy Limited Partnership (Teck Cominco 15%) is expected to complete a design basis memorandum and preliminary cost estimate in mid-2007. Fort Hills filed an application with the Alberta Energy and Utilities Board on December 7, 2006 to construct and operate the Sturgeon upgrader approximately 40 kilometres northeast of Edmonton. The upgrader is expected to eventually process up to 340,000 barrels per day of bitumen production from the Fort Hills mine and other sources to produce 280,000 barrels per day of synthetic crude oil. The appropriate production level for the first phase of the operation is still under review. Fort Hills placed orders for approximately $20 million of support mining equipment to be delivered early in the third quarter of 2007 to be utilized for site rough grading and mass excavation. Drilling has commenced in conjunction with the planning of the starter pit.

On January 15, 2007, Teck Cominco Limited and UTS Energy Corporation (UTS) announced that they have jointly acquired additional new leases in the Athabasca oil sands region in Alberta between September 6, 2006 and January 10, 2007, on a 50/50 basis. Since December 2005, Teck Cominco and UTS have jointly acquired 258,000 acres (including Lease 311) at a total cost of $149 million. This brings the total gross acreage of jointly-owned lease holdings, excluding our interest in the Fort Hills Partnership, to approximately 277,000 acres. An extensive drilling program has commenced on the Lease 14 and Lease 311 areas.

Development work is ongoing at the MORELOS gold project located in Mexico, including resource drilling, baseline data collection and site investigation leading to a prefeasibility study. A 25,000 metre in-fill drill program was essentially complete at the end of the quarter. The resource models for the Los Guajes and Guajes West deposits were completed and open pit mine planning has commenced. The drill data for El Limon is being compiled so that resource modelling can start next quarter. Metallurgical testing for process design and for sizing and selecting equipment was completed. Prefeasibility level engineering work is progressing on the process plant, tailings storage facility and infrastructure. A water study has been commenced to confirm the availability of subsurface water from a nearby river. Baseline environmental sampling is continuing and vegetation and animal resources evaluations are being finalized.

We continue to make advancements on our exploration projects. A scoping-scale study was completed on the SANTA FE and IPORA nickel properties in Brazil. Preliminary results support additional work in 2007, including drilling, metallurgical test work and bulk sampling. Extensive drilling programs also continued on the CARRAPATEENA copper-gold project in Australia, and the AGI DAGI and KIRAZLI gold projects in Turkey. We also exercised our option to earn back into four of our former gold properties in Turkey now held by Fronteer Development Corporation, including the PIRINTEPE and HALILAGA properties.

On December 4, 2006, we announced the completion of our purchase of common shares and share-purchase warrants in TAHERA Diamond Corporation (Tahera) for $30 million. As a result of the transaction, we now hold 16% of Tahera on a non-diluted basis and 24.9% on a fully-diluted basis assuming the exercise of the warrants. Tahera owns the Jericho diamond mine in Nunavut, Canada, which achieved commercial production on July 1, 2006.

In December we invested approximately $30 million in NAUTILUS Minerals Inc. (Nautilus), which is commercially exploring the ocean floor for gold, copper, zinc and silver massive sulphide deposits. We acquired an initial 8.08% interest in Nautilus (since diluted to 6.9%). In addition, we have agreed to fund US$12 million in research and development related to sub-sea exploration and tenure acquisition costs in an area of interest consisting of seven country areas in the South Pacific ocean. We will have the option to subscribe for an additional $15 million in equity of Nautilus before June 1, 2008 in order to acquire the right to form joint ventures with Nautilus in selected areas within the area of interest. We must incur US$25 million in exploration expenditures in each selected area within two years of the selection date to acquire an initial 40% or 50% interest, depending on the country selected. By incurring additional expenditures, we may also earn higher interests of 50.1% or 60% in specific projects.

In December we invested approximately $11 million to acquire additional shares and warrants in ZINCOX Resources plc (ZincOx) that initially increased our equity interest from 7.5% to 11.5% and, if the warrants are exercised, will increase our interest to 15%. ZincOx is developing a global recycling strategy which is focused on the recovery of zinc from electric arc furnace dust (EAFD), using a combination of rotary hearth furnace technology and ZincOx's proprietary solvent extraction technology. Over four million tonnes of EAFD, typically containing 15-25% of zinc, is generated annually from processing of galvanized steel scrap. Our agreement with ZincOx includes Teck Cominco providing technical support with the potential for direct participation in ZincOx recycling projects.

On January 10, 2007, together with Inmet Mining Corporation and Petaquilla Minerals Ltd., we announced the results of a capital and operating cost update concerning the PETAQUILLA copper-gold property in Panama. The update has determined that the project will have an estimated capital cost of US$1.7 billion with a net present value of US$287 million discounted at 8% using price assumptions of US$1.30 per pound for copper and US$500 per ounce for gold. The mine would produce an average of 223,000 tonnes of copper in concentrate and 87,000 ounces of gold per annum in the first ten years of its 23-year mine life. Teck Cominco has the right to acquire a 26% interest in the project by providing financing for 52% of all development costs to commercial production.


OUTLOOK

Our share of estimated 2007 production volumes for our major products is as follows:

                                                  2006           2007
                                                 ACTUAL          PLAN
------------------------------------------- ----------- --------------
Refined zinc (000's tonnes)                         296            295
Refined lead (000's tonnes)                          90             95
Zinc in concentrate (000's tonnes)                  627            700
Lead in concentrate (000's tonnes)                  129            130
Copper in concentrate (000's tonnes)                254            215
Molybdenum (000's pounds)                         7,929          7,300
Gold (000's ounces)                                 263            350
Metallurgical coal (000's tonnes)*                8,657          9,000

* Coal production does not include our indirect interest in Elk Valley Coal Partnership through our investment in Fording Canadian Coal Trust units. Planned coal production volume in 2007 is a preliminary estimate and will be finalized after completion of current sales negotiations and may be impacted by poor weather and rail performance in the first quarter.

Trail's refined zinc and lead sales are expected to be 10%-15% lower than production in the first quarter due to seasonality and softness in the U.S. markets. We expect the shortfall will be recovered in the traditionally stronger second and third quarters of the year.

Sales and profits of the Red Dog mine follow a seasonal pattern, with higher sales volumes of zinc and most of the lead sales occurring in the last five months of the year following the commencement of the shipping season in July.

Copper production at Highland Valley Copper in 2007 is expected to decrease by approximately 30,000 tonnes from the 2006 production level, as the mine begins a three-year transitional mining period in 2007 to develop the east Valley pit and mill throughput decreases as a result of higher stripping levels.

At Antamina, our share of copper production in 2007 is expected to decrease from 2006 by 8,000 tonnes, while our share of zinc production is expected to increase by 40,000 tonnes due to the changes in ore mix and ore grades.

The Lennard Shelf mine, expected to commence operation in the first quarter of 2007, will result in approximately 30,000 tonnes of additional zinc production to the company in 2007.

Gold production is expected to increase by approximately 85,000 ounces in 2007 compared with 2006 due to higher planned production from the Pogo mine. Our share of gold production from Pogo is estimated to be 136,000 ounces, while our share of production from the Hemlo joint venture is expected to be constant at approximately 205,000 ounces.

Adverse weather conditions from November 2006 to January 2007 have affected rail performance and contributed to lower inventories of Elk Valley Coal's products at the ports. While current demand for Elk Valley's coal products is strong and vessels are available for loading, sales volumes in the first quarter of 2007 will depend largely on rail performance and may be materially lower than planned. Transportation costs in the first quarter are also expected to be higher as a result of demurrage costs. Elk Valley's coal production and sales volumes in 2007 will depend on the outcome of the sales negotiations currently underway, and the ultimate impact of adverse weather conditions and rail service on coal shipments in the first quarter.

We reported record profits in 2006 due to significantly higher commodity prices. Prices for copper and zinc declined in January 2007. In January, 40% of the receivables outstanding at December 31, 2006 were final priced resulting in negative revenue adjustments of $43 million on a before-tax basis. The total amount of final pricing revenue adjustments to be recorded in the first quarter of 2007 will depend on the average metal prices in February and March.

Coal prices in the first quarter of 2007 are expected to be similar to the fourth quarter average price of US$106 per tonne (C$123 per tonne). Negotiations are underway for coal prices and volume in the coal year commencing April 1, 2007. The hard coking coal market is not as strong as the past two years as new sources of supply from competitors are coming on stream and infrastructure constraints in Australia are being mitigated.

Any strengthening of the Canadian dollar relative to the U.S. dollar has a negative impact on our earnings as the prices of our products are denominated in U.S. dollars and a significant portion of our operating costs are Canadian dollar based.

Sensitivity of metal prices and the U.S. dollar exchange rate on earnings based on the company's 2007 production plan is as follows:
                                                          Impact on
                                       Change    After-Tax Earnings        EPS
------------------------------ ------------- --------------------- ------------
ZINC                               US1(cent)/lb    $10 million       4.6(cent)
LEAD                               US1(cent)/lb    $3 million       1.4(cent)
COPPER                             US1(cent)/lb    $3 million       1.4(cent)
MOLYBDENUM                         US$1/lb         $5 million       2.3(cent)
GOLD                               US$10/oz        $2 million       1.0(cent)
COAL                               US$1/tonne      $7 million       3.2(cent)
POWER                              US$10/MW.h      $8 million       3.7(cent)
US$1 = CDN                         Cdn1(cent)      $22 million      10.2(cent)

Note:

     The effect on the company's earnings due to commodity price movements will vary from quarter to quarter depending on sales volumes.

Increases in site operating costs are expected to be lower in 2007 compared with the previous two years, as pressure on commodity prices and oil prices appears to be easing and no major one-time payments related to labour settlements are anticipated.

Our capital expenditures are estimated to be $775 million in 2007, including $210 million of sustaining capital expenditures at our operations and $265 million on development projects. In addition, we expect to spend $300 million on our share of costs in the Fort Hills oil sands project and various oil sands properties jointly owned with UTS Energy Corporation.

CONTINGENCIES

UPPER COLUMBIA RIVER BASIN (LAKE ROOSEVELT)

On November 11, 2004, the District Court for Eastern Washington State denied a motion by Teck Cominco Metals Ltd. (TCML) to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as we are aware no suit has been filed under RCRA.

On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit and on October 30, 2006, denied our petition for a rehearing. On November 6, 2006, the Court granted our motion for a stay pending a further application for leave to appeal to the US Supreme Court. We are preparing the application which must be filed prior to February 27, 2007.

On June 2, 2006, TCML and its US affiliate,  Teck Cominco American Incorporated
(TCAI) entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the US National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior and TCML has guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

ADOPTION OF NEW ACCOUNTING STANDARDS AND RESTATEMENT

DEFERRED STRIPPING

Effective January 1, 2006, we adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the cost of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining respective reserves. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006.

MINERAL PROPERTIES COSTS

Effective January 1, 2006, we amended our accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows.

Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

Previously, we capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on our reported earnings or retained earnings.

RESTATEMENT OF CASH BALANCE

Cash and temporary investments in our 2005 financial statements were restated to remove money market instruments with original maturities in excess of three months from the date of acquisition from cash and cash equivalents and present them under a new balance sheet heading; Temporary Investments. The impact of the restatement for the December 31, 2005 balance sheet was to decrease cash and cash equivalents and increase temporary investments by $986 million. The cash flow statement was also revised to present the increase in temporary investments as an investing activity to reflect an increase in temporary investments during the year ended December 31, 2005 of $954 million (2004 - $32 million). Net earnings were not impacted by this change.

FINANCIAL INSTRUMENTS

In the fourth quarter of 2006, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $4 million. The unrealized mark-to-market loss on our derivatives and financial instruments totalled $80 million as at December 31, 2006.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share
data)
                                         2006                             2005                             2004
                             -----------------------------    -----------------------------     -----------------------------

                                Q4     Q3      Q2      Q1        Q4      Q3      Q2     Q1         Q4      Q3      Q2     Q1
Revenues                     2,088  1,632   1,546   1,273     1,343   1,150     994    928      1,051     925     777    675
Operating profit             1,167    876     894     624       686     550     407    319        384     325     215    171
Net earnings                   866    504     613     448       510     405     225    205        285     120     116     96
Earnings per share           $4.02  $2.34   $2.95   $2.19     $2.50   $2.00   $1.11  $1.01      $1.42   $0.62   $0.60  $0.51
Cash flow from continuing
   operations (before
      changes to working
         capital items)        829    647     669     461       555     474     332    286        403     329     197    180

OUTSTANDING SHARE DATA

As at February 6, 2007 there were 211,158,325 Class B subordinate voting shares and 4,673,453 Class A common shares outstanding. In addition, there were 2,130,703 director and employee stock options outstanding with exercise prices ranging between $6.39 and $66.40 per share. More information on these instruments and the terms of their conversion is set out in Note 16 of the company's 2005 year end financial statements.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information. This forward-looking information, principally under the heading "Outlook", but also elsewhere in this news release, includes estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. This forward-looking information involves numerous assumptions, risks and uncertainties and actual results may vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company's earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters, including that new collective bargaining agreements are entered into at certain operations without labour disruption, that demand for products develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions and that there are no material unanticipated variations in the cost of energy or supplies.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q4/2006 financial results on Tuesday, February 13, 2007 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. The webcast is also available at www.vcall.com and www.investorcalendar.com. The webcast will be archived at www.teckcominco.com.

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
-------------------------------------------------------------- ---------- -- ------------- --- ----------- --- --------------
                                                                   THREE MONTHS ENDED                   YEAR ENDED
                                                                      DECEMBER 31                       DECEMBER 31
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)                   2006              2005            2006              2005
-----------------------------------------------------------------------------------------------------------------------------


REVENUES                                                        $2,088            $1,343          $6,539            $4,415
OPERATING EXPENSES                                                (840)             (586)         (2,714)           (2,181)
DEPRECIATION AND AMORTIZATION                                      (81)              (71)           (264)             (272)
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 1,167               686           3,561             1,962

OTHER EXPENSES
     General and administrative                                    (33)              (23)            (96)              (74)
     Interest on long-term debt                                    (22)              (30)            (97)              (69)
     Exploration                                                   (28)              (20)            (72)              (70)
     Research and development                                       (1)               (2)            (17)              (13)
     Other income (Note 5)                                         143                49             331               155

-----------------------------------------------------------------------------------------------------------------------------
                                                                 1,226               660           3,610             1,891

PROVISION FOR INCOME AND RESOURCE TAXES                           (374)             (150)         (1,215)             (546)

-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS FROM CONTINUING OPERATIONS                            852               510           2,395             1,345

NET EARNINGS FROM DISCONTINUED OPERATION (Note 12(b))               14                 -              36                 -

-----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                    $  866            $  510          $2,431            $1,345
-----------------------------------------------------------------------------------------------------------------------------

BASIC EARNINGS PER SHARE                                         $4.02             $2.50          $11.53             $6.62
BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS              $3.95             $2.50          $11.36             $6.62
DILUTED EARNINGS PER SHARE                                       $3.98             $2.35          $11.20             $6.22
DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS            $3.92             $2.35          $11.04             $6.22

WEIGHTED AVERAGE SHARES OUTSTANDING (millions)                   215.6             203.2           210.6             202.5

SHARES OUTSTANDING AT END OF PERIOD (millions)                   215.8             203.4           215.8             203.4



The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    THREE MONTHS ENDED                    YEAR ENDED
                                                                        DECEMBER 31                      DECEMBER 31
(IN MILLIONS OF DOLLARS)                                             2006            2005              2006            2005
-----------------------------------------------------------------------------------------------------------------------------
                                                                                Note 2(c)                         Note 2(c)
OPERATING ACTIVITIES
        Net earnings from continuing operations                    $  852          $  510            $2,395          $1,345
        Items not affecting cash
           Depreciation and amortization                               81              71               264             272
           Future income and resource taxes                           (18)             11                59             122
           Gain on sale of investments and assets                    (143)            (20)             (201)            (77)
           Other                                                       57             (17)               89             (15)
-----------------------------------------------------------------------------------------------------------------------------
                                                                      829             555             2,606           1,647
        Net change in non-cash working capital items                  341              72               299             (21)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    1,170             627             2,905           1,626

FINANCING ACTIVITIES
        Issuance of long-term debt                                      -              10               123           1,167
        Repayment of long-term debt                                    (4)             (1)             (333)            (95)
        Issuance of Class B subordinate voting shares                   7               5                16              28
        Dividends paid (Note 8(d))                                      -               -              (296)            (81)
        Exchangeable debentures                                      (220)             (4)             (345)             (6)
-----------------------------------------------------------------------------------------------------------------------------
                                                                     (217)             10              (835)          1,013

INVESTING ACTIVITIES
        Decrease (increase) in temporary investments                  (83)           (566)              759            (954)
        Cash held in trust                                           (105)              -              (105)              -
        Property, plant and equipment                                (121)            (97)             (318)           (323)
        Oil sands properties                                          (36)            (20)             (170)            (20)
        Investments and advances                                      (98)             (4)             (175)           (203)
        Proceeds from sale of investments and assets                  777              37               885             118
-----------------------------------------------------------------------------------------------------------------------------
                                                                      334            (650)              876          (1,382)

EFFECT OF EXCHANGE RATE ON CASH HELD IN U.S. DOLLARS                   88               6                10             (34)

-----------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    1,375              (7)            2,956           1,223

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                    3,679           2,105             2,098             875

-----------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         $5,054          $2,098            $5,054          $2,098
-----------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                          DECEMBER 31             DECEMBER 31
(IN MILLIONS OF DOLLARS)                                                                         2006                    2005
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Note 2(c)
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                                               $ 5,054                  $2,098
      Temporary investments                                                                       227                     986
      Cash held in trust (Note 3)                                                                 105                       -
      Accounts and settlements receivable                                                         723                     531
      Inventories                                                                                 786                     668
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                6,895                   4,283

INVESTMENTS                                                                                       251                     649

PROPERTY, PLANT AND EQUIPMENT                                                                   3,648                   3,513

OIL SANDS PROPERTIES                                                                              190                      20

OTHER ASSETS                                                                                      463                     344

-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $11,447                  $8,809
-----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Dividends payable (Note 8(d))                                                             $ 216                    $ 81
      Exchangeable debentures (Note 3)                                                            105                       -
      Accounts payable and accrued liabilities                                                    763                     442
      Current portion of long-term debt                                                             -                     213
      Current income and resource taxes payable                                                   443                     261
      Current portion of future income and resource taxes                                         161                     118
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                1,688                   1,115

LONG-TERM DEBT                                                                                  1,509                   1,508
OTHER LIABILITIES (Note 7)                                                                        821                     667
FUTURE INCOME AND RESOURCE TAXES                                                                  880                     888
EXCHANGEABLE DEBENTURES (Note 3)                                                                    -                     248
SHAREHOLDERS' EQUITY (Note 8)                                                                   6,549                   4,383

-----------------------------------------------------------------------------------------------------------------------------
                                                                                              $11,447                  $8,809
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)

-----------------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED                   YEAR ENDED
                                                                         DECEMBER 31                      DECEMBER 31
(IN MILLIONS OF DOLLARS)                                               2006          2005              2006           2005
-----------------------------------------------------------------------------------------------------------------------------


RETAINED EARNINGS AT BEGINNING OF PERIOD                             $3,575        $1,801            $2,228         $1,049

Net earnings                                                            866           510             2,431          1,345
Dividends (Note 8(d))                                                  (216)          (81)             (431)          (162)
Interest on exchangeable debentures, net of taxes                         -            (2)               (3)            (4)

-----------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS AT END OF PERIOD                                   $4,225        $2,228            $4,225         $2,228
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

    (a) These interim consolidated financial statements have been prepared in accordance with Canadian GAAP using standards for interim financial statements and do not contain all of the information required for annual financial statements. These statements follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with the most recent annual financial statements of the company. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

    (b) Certain comparative figures have been reclassified to conform with the presentation adopted for the current period.


2.   ADOPTION OF NEW ACCOUNTING STANDARDS AND RESTATEMENT

    (a)  Deferred stripping

         Effective January 1, 2006, the company adopted CICA Emerging Issues Committee Abstract 160 (EIC-160) "Stripping Costs Incurred in the Production Phase of a Mining Operation". EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized on a unit of production basis over the proven and probable reserves to which they relate.

         The prospective application of this standard permits the existing deferred stripping costs incurred in the production phase to be amortized on a unit of production basis over the remaining respective reserves. As at January 1, 2006, the opening balance of capitalized stripping costs was $52 million. Stripping costs relating to the mine expansion at Highland Valley Copper, which is considered to be a betterment of the property, are capitalized and amounted to $25 million as at December 31, 2006.

    (b)  Mineral properties costs

         Effective January 1, 2006, the company amended its accounting policy on the treatment of costs for the acquisition, exploration and evaluation of mineral properties as follows.

         Acquisition, exploration and evaluation costs are charged to earnings in the year in which they are incurred, except where these costs relate to specific properties for which resources as defined under National Policy Statement 43-101 exist and it is expected that the expenditure can be recovered by future exploitation or sale, in which case they are deferred. In limited circumstances, significant costs of acquiring mineral properties are capitalized when it is expected the expenditure will be recovered by future exploitation or sale.

         Previously, the company capitalized acquisition, exploration and evaluation costs only when economically recoverable reserves as shown by economic studies were believed to exist. This change has been applied retroactively, but did not have any effect on the company's reported earnings or retained earnings.

    (c)  Restatement of cash balance

         Cash and temporary investments in our 2005 financial statements were restated to remove money market instruments with original maturities in excess of three months from the date of acquisition from cash and cash equivalents and presented them under a new balance sheet heading; Temporary Investments. The impact of the restatement for the December 31, 2005 balance sheet was to decrease cash and cash equivalents and increase temporary investments by $986 million. The cash flow statement was also revised to present the increase in temporary investments as an investing activity to reflect an increase in temporary investments during the year ended December 31, 2005 of $954 million (2004 - $32 million). Net earnings were not impacted by this change.


TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


3.   SALE OF INCO SHARES AND REDEMPTION OF INCO EXCHANGEABLE DEBENTURES

     (IN MILLIONS OF DOLLARS)                                                                     2006               2005
-----------------------------------------------------------------------------------------------------------------------------

     Exchangeable debentures due 2021 at quoted market value                                      $105               $260
     Deferred gain (loss)                                                                            -                (12)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  $105               $248
-----------------------------------------------------------------------------------------------------------------------------


     In 1996, the company issued $248 million of 3% exchangeable debentures due September 30, 2021. Each $1,000 principal amount debenture was exchangeable at the option of the holder for 20.7254 common shares of sInco Limited (Inco), subject to adjustment in certain circumstances. The company held 5,148,000 Inco common shares, which were sufficient to effect this exchange and pledged these shares as security for the debenture. The company also had the option to satisfy the exchange obligation in cash based on the market value of the Inco shares at the time of the exchange.

     In 2006, the company acquired an additional 3,800,000 shares of Inco and made an issuer bid to acquire all the outstanding shares of Inco. This bid expired on August 16, 2006 when insufficient shares were tendered to meet the minimum tender condition. The company later tendered all of its Inco shares to a competing bid. Before the sale of its Inco shares, some holders of the Inco exchangeable debentures tendered their debentures to the company for exchange and the company exercised its option to pay the equivalent amount of cash. When the company sold its Inco shares, the company placed an amount in trust sufficient to repay the remaining debentures in cash. At December 31, 2006, debentures with a face value of $59 million and a cash value on exchange of $105 million remained outstanding. The company has disclosed the cash held in trust as a separate current asset item and the remaining outstanding exchangeable debentures as a current liability on the balance sheet.

     The company accounted for the Inco exchangeable debentures as a cash flow hedge of the anticipated disposition of the Inco common shares. Accordingly, the unrealized losses on the remaining outstanding debentures have been accrued and included in the net gain on the sale of the Inco shares. The net pre-tax gain related to our investment in Inco is as follows:


                                                                      THREE MONTHS ENDED                     YEAR ENDED
                                                                             DECEMBER 31                    DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                                        2006                            2006
     -----------------------------------------------------------------------------------------------------------------------

     Gain on sale of Inco shares                                                     $332                            $332
     Loss on redemption of debentures                                                (194)                           (194)
     Transaction costs                                                                  -                             (18)

     -----------------------------------------------------------------------------------------------------------------------
     Net gain before tax                                                             $138                            $120
     -----------------------------------------------------------------------------------------------------------------------


4.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                      THREE MONTHS ENDED                 YEAR ENDED
                                                                           DECEMBER 31                   DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                            2006        2005               2006          2005
     -----------------------------------------------------------------------------------------------------------------------

     Income and resource taxes paid                                      $198         $43               $846          $177
     Interest paid                                                        $38          $3               $111           $49




TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------------------------------------------


5.   OTHER INCOME (EXPENSE)

                                                                      THREE MONTHS ENDED                 YEAR ENDED
                                                                           DECEMBER 31                   DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                            2006        2005               2006         2005
     -----------------------------------------------------------------------------------------------------------------------

     Interest income                                                     $ 65         $27               $186         $ 56
     Gain on sale of investments and assets                                 5          20                 81           58
     Gain on disposal of investment in Inco, net of loss
        on exchangeable debentures (Note 3)                               138           -                120            -
     Income from Fording Canadian Coal Trust                               10          25                 48           76
     Minority interests                                                    (9)         (4)               (33)         (15)
      Asset retirement obligation expense for closed properties           (11)         (3)               (17)         (14)
     Non-hedge derivative gains (losses)                                    1          (4)                 -          (29)
     Foreign exchange gains (losses)                                      (12)          7                 (7)          19
     Donations and sponsorships                                           (35)          -                (40)           -
     Miscellaneous expense                                                 (9)        (19)                (7)           4

     -----------------------------------------------------------------------------------------------------------------------
                                                                         $143         $49               $331         $155
     -----------------------------------------------------------------------------------------------------------------------


6.   EMPLOYEE FUTURE BENEFITS EXPENSE

                                                                      THREE MONTHS ENDED                 YEAR ENDED
                                                                           DECEMBER 31                   DECEMBER 31
     (IN MILLIONS OF DOLLARS)                                            2006        2005               2006         2005
     -----------------------------------------------------------------------------------------------------------------------

     Pension plans                                                        $13         $11                $40          $40
     Post-retirement benefit plans                                         11           9                 27           22

     -----------------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                     $24         $20                $67          $62
     -----------------------------------------------------------------------------------------------------------------------


7.   OTHER LIABILITIES

     (IN MILLIONS OF DOLLARS)                                                              DECEMBER 31        December 31
                                                                                                  2006               2005
     ------------------------------------------------------------------------------------------------------------------------

     Asset retirement obligations                                                                 $427               $347
     Other environmental and post-closure costs                                                     70                 60
     Accrued pension and post-retirement benefits                                                  222                206
     Minority interests                                                                             43                 18
     Other                                                                                          59                 36

     ------------------------------------------------------------------------------------------------------------------------
                                                                                                  $821               $667
     ------------------------------------------------------------------------------------------------------------------------


TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------------------------------------------


8.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity
         (IN MILLIONS OF DOLLARS)                                                          DECEMBER 31        December 31
                                                                                                  2006               2005
     ------------------------------------------------------------------------------------------------------------------------
         Share capital                                                                          $2,405             $2,155
         Contributed surplus                                                                        64                 61
         Retained earnings                                                                       4,225              2,228
         Cumulative translation adjustment                                                        (145)              (168)
         Exchangeable debentures due 2024 (c)                                                        -                107

     ------------------------------------------------------------------------------------------------------------------------
                                                                                                $6,549             $4,383
     ------------------------------------------------------------------------------------------------------------------------

         The cumulative translation adjustment represents the net unrealized foreign exchange loss on the translation of the accounts of self-sustaining foreign subsidiaries and any U.S. dollar denominated debt which has been designated as hedges against these investments.


     (b) Stock-based compensation
         In February 2006, 355,400 share options were granted to employees. These options have an exercise price of $66.40, a term of eight years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $23 per share option at the grant date using the Black-Scholes option-pricing model. The option valuation was based on an average expected option life of five years, a risk-free interest rate of 4.11%, a dividend yield of 1.04% and an expected volatility of 35%.

         In 2006, the company issued 243,715 Deferred and Restricted Share Units to employees and directors. Deferred and Restricted Share Units issued in the year vest immediately for directors and vest in three years for employees. Total number of deferred and restricted share units outstanding at the end of the year was 503,909.

         Stock-based compensation expense of $25 million was recorded in 2006 in respect of all outstanding options and share units.

     (c) Redemption of exchangeable debentures due 2024
         On June 1, 2006, the company completed a series of transactions culminating in the redemption of $112 million principal amount of exchangeable debentures due 2024 which were recorded in shareholders' equity. In the course of these transactions, all outstanding debentures were tendered for exchange and the company issued 11,489,368 Class B subordinate voting shares. Since the debentures form part of the company's shareholders' equity the exchange and the related tax adjustments have no effect on net earnings or cash flows and are accounted for by adjustments to components of shareholders' equity. The transactions resulted in a net increase in shareholders' equity of $124 million as a result of a tax related adjustment.

     (d) Dividends
         An eligible dividend of $1.00 per share was declared payable to shareholders of record on December 18, 2006 and paid on January 3, 2007. Dividends paid in January 2006 and July 2006 were considered to be eligible dividends, which entitles Canadian resident individuals to claim the new enhanced dividend tax credit for tax purposes.


TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------------------------------------------


9.   DERIVATIVES AND FINANCIAL INSTRUMENTS AT DECEMBER 31, 2006
                                                                                                                   Unrealized
                                                                                                                 Market Value
                                                          2007         2008           2009          Total         Gain (Loss)
     ------------------------------------------------------------------------------------------------------------------------
                                                                                                              (CDN$ MILLIONS)

       GOLD (thousands of ozs)
          Forward sales contracts                           44           44             43            131
          Average price (US$/oz)                           350          350            350            350              $ (47)

          Forward sales contracts                            8            -              -              8
          Average price (C$/oz)                            520            -              -            520                 (2)

       US DOLLARS (millions)
          Forward sales contracts (a)                    1,304            -              -          1,304
          Average exchange rate                           1.14            -              -           1.14                (31)

       ZINC (millions of lbs) (b)
          Fixed forward purchase commitments                12            -              -             12
          Average price (US(cent)/lb)                     1.74            -              -           1.74                  2

                                                                                                                       -------
                                                                                                                      $ (78)
       INTEREST RATE SWAP
        Principal Amount         Rate Swapped          Rate Obtained             Maturity Date                Unrealized Loss
     ------------------------------------------------------------------------------------------------------------------------

       US$100 million            7.00%                 LIBOR plus 2.14%          September 2012                            (2)

       Notes:
       (a) From time to time, the company purchases U.S. dollar short-term money market investments. The company purchases the U.S. dollars and at the same time sells U.S. dollars forward to match the maturity of the investment. The unrealized gain or loss on the U.S.
            dollar investments is offset by the unrealized gain or loss on the foreign exchange contracts. The company does not apply hedge accounting to these as the change in value of the contracts substantially offsets the change in value of the U.S. dollar investments. The change in market value of both of these items is reported in the earnings for the period.
       (b) From time to time, certain customers purchase refined zinc at fixed forward prices from the company's smelter and refinery operations.
            The forward purchase commitments for zinc are matched to these fixed price sales commitments to customers. As the fixed price sales commitments to customers contain a fixed premium component, they are not considered to be sufficiently effective under hedge accounting standards. Accordingly, the company is unable to apply hedge accounting to zinc forward purchase commitments and has recognized mark-to-market and realized gains and losses in other income and expense.


10.      CONTINGENCIES

     The company considers provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2006, or with respect to future claims, cannot be predicted with certainty.

(a) Upper Columbia River Basin (Lake Roosevelt)

         On November 11, 2004, the District Court for Eastern Washington State denied a motion by TCML to dismiss, for want of jurisdiction, a citizen's suit brought by two members of the Confederated Tribes of the Colville Reservation (the "Tribes") supported by the State of Washington. The citizen's suit was brought pursuant to Section 310(a)(i) of the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) to enforce a unilateral administrative order issued by the US Environmental Protection Agency (EPA) on December 11, 2003 (the "UAO") purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt. On February 14, 2005, the Federal Court of Appeals for the 9th Circuit granted TCML's petition for permission to appeal that decision and the District Court entered a stay

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


10. CONTINGENCIES, CONTINUED

         of proceedings (the "Stay") pending a final decision on the appeal. In September 2005, the District Court lifted the Stay to allow the State of Washington and the Tribes to add the Tribes as an additional plaintiff and to file amended complaints adding the State's and the Tribes' claims for natural resource damages and cost recovery under CERCLA. On September 29, 2005, the individual plaintiffs also served notice of their intention to file suit under the US Resource Conservation and Recovery Act (RCRA) seeking injunctive relief and costs. As far as we are aware no suit has been filed under RCRA.

         On July 3, 2006, the 9th Circuit affirmed the District Court's denial of TCML's motion to dismiss the citizen's suit. On October 30, 2006, the 9th Circuit denied TCML's petition for a rehearing and subsequently granted a stay of mandate until March 6, 2007 pending the filing of an application for further appeal to the US Supreme Court. We are preparing the application which must be filed before February 27, 2007.

         On June 2, 2006, TCML and its US affiliate, Teck Cominco American Incorporated (TCAI) entered into a Settlement Agreement (the "Agreement") with the EPA and the United States under which TCAI is paying for and conducting a remedial investigation and feasibility study (the "Studies") that, while not carried out under an administrative or judicial order, is consistent with the US National Contingency Plan. TCAI is paying EPA's oversight costs and providing US$1.1 million in annual funding to the EPA to facilitate the full participation of the Tribes, the State and the US Department of Interior and TCML has guaranteed TCAI's performance of the Agreement. TCAI has placed US$20 million in escrow as financial assurance of its obligations under the Agreement. Contemporaneously with the execution of the Agreement, the EPA withdrew the UAO. The recent decision of the 9th Circuit will not affect the Agreement.

         There can be no assurance that the agreement to conduct and fund the Studies and the withdrawal of the UAO will be sufficient to resolve the matter or that TCML or its affiliates will not be faced with further liability in relation to this matter. Until the studies are completed, it is not possible to estimate the extent and cost, if any, of remediation that may be required.

(b)      Mining royalty in Peru

         On June 25, 2004, legislation that established a mining royalty of up to 3% of the value of sales of concentrate came into force. Management and its legal advisors are of the opinion that, according with current legislation as well as with the mining stability agreement subscribed with the Peruvian Government, this royalty is not applicable to the company's operations until the expiration of such mining stability agreement on December 31, 2015. On June 28, 2006, however, the Peruvian Congress passed a law that requires all mining companies in Peru to pay the mining royalty regardless of whether they have been granted protection under a mining stability agreement, the law was observed by the Peruvian president and returned to Congress to be reviewed. The company and its legal advisors are of the opinion that any change to the law that unilaterally imposes a royalty payment to a mining company protected under a Mining Stability Agreement is illegal and unconstitutional. As a consequence, no provision for the mining royalty has been made in the financial statements.

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------


11.      SEGMENTED INFORMATION

     We have five reportable segments: smelting and refining, base metals, gold, coal, and corporate and other. Revenue from refined zinc and lead, electrical power, fertilizers and specialty metals are included in smelting and refining revenue for segmented purposes. The corporate segment includes the company's administrative, investment, exploration and business development activities. Concentrates sold from one segment to another are valued at market prices.

     ------------------------------------------------------------------------------------------------------------------------

                                                                       Three months ended December 31, 2006

                                                     -------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
     ------------------------------------------------------------------------------------------------------------------------

        Segment revenues                                     545           1,377         32        284          11      2,249
        Less inter-segment revenues                            -           (161)          -          -           -       (161)
        -------------------------------------------- ------------- --------------- ---------- ---------- ----------- ---------

        Revenues                                             545           1,216         32        284          11      2,088

        Operating profit                                     111             973        (3)        100        (14)      1,167
        Interest expense                                       -             (3)          -        (1)        (18)        (22)
        Other                                                  -               -          -          -          81         81
     ------------------------------------------------------------------------------------------------------------------------

        Earnings before taxes                                111             970        (3)         99          49      1,226
           and discontinued operation

        Capital expenditures                                  39              60          8          5           9        121


     ------------------------------------------------------------------------------------------------------------------------

                                                                           Year ended December 31, 2006

                                                    -------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
     ------------------------------------------------------------------------------------------------------------------------

        Segment revenues                                   1,802           3,847        143      1,177          38      7,007
        Less inter-segment revenues                            -           (466)          -          -         (2)       (468)
     ------------------------------------------------------------------------------------------------------------------------

        Revenues                                           1,802           3,381        143      1,177          36      6,539

        Operating profit                                     395           2,734          7        444        (19)      3,561
        Interest expense                                       -            (11)          -        (2)        (84)        (97)
        Other                                                  -            (10)          -          -         156        146
     ------------------------------------------------------------------------------------------------------------------------

        Earnings before taxes                                395           2,713          7        442          53      3,610
           and discontinued operation

        Total assets                                       1,627           4,015        402        631       4,772     11,447

        Capital expenditures                                  76             159         44         18          21        318


     ------------------------------------------------------------------------------------------------------------------------

                                                                       Three months ended December 31, 2005

                                                     -------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
     ------------------------------------------------------------------------------------------------------------------------

        Segment revenues                                     251             763         29        338           -      1,381
        Less inter-segment revenues                            -            (36)          -        (2)           -        (38)
     ------------------------------------------------------------------------------------------------------------------------

        Revenues                                             251             727         29        336           -      1,343

        Operating profit                                      44             477          1        159           5        686
        Interest expense                                       -             (3)          -          -        (27)        (30)
        Other                                                  -               -          -          -           4          4
     ------------------------------------------------------------------------------------------------------------------------

        Earnings before taxes                                 44             474          1        159        (18)        660
           and discontinued operation

        Capital expenditures                                  10              26         39         11          11         97

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------

11.      SEGMENTED INFORMATION, CONTINUED

        -------------------------------------------- --------------------------

                                                                           Year ended December 31, 2005

                                                     -------------------------------------------------------------------------
                                                        Smelting      Base Metal       Gold       Coal   Corporate
        (IN MILLIONS OF DOLLARS)                    and Refining           Mines      Mines      Mines   and Other      Total
     ------------------------------------------------------------------------------------------------------------------------

        Segment revenues                                     937           2,276        127      1,173          65      4,578
        Less inter-segment revenues                            -           (159)          -        (2)         (2)       (163)
     ------------------------------------------------------------------------------------------------------------------------

        Revenues                                             937           2,117        127      1,171          63      4,415

        Operating profit                                     134           1,295          9        512          12      1,962
        Interest expense                                       -            (14)          -          -        (55)        (69)
        Other                                                  -               -          -          -         (2)         (2)
     ------------------------------------------------------------------------------------------------------------------------
        -
        Earnings before taxes                                134           1,281          9        512        (45)      1,891
           and discontinued operation

        Total assets                                       1,370           2,881        358        656       3,544      8,809

        Capital expenditures                                  34              77        100         98          14        323



12.  OTHER

     (a) Seasonality of sales

         Due to ice conditions, the port serving the Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, sales volumes are generally higher in the third and fourth quarter of each year than the first and second quarters.

     (b) Discontinued operation

         Pursuant to a price participation clause in the agreement for sale of the Cajamarquilla zinc refinery completed in December 2004, we have recorded additional after-tax consideration of $36 million as the average annual zinc price for 2006 exceeded US$0.454 per pound. The zinc price participation expires in 2009.


13.  SUBSEQUENT EVENT

     On February 12, 2007, we announced our intention to purchase up to 20 million of our outstanding Class B subordinate voting shares by way of a normal course issuer bid and to implement a share split for our Class A common shares and Class B subordinate voting shares. The shares repurchase is subject to regulatory approval. The share split must be approved by our shareholders at our Annual Special meeting scheduled for April 25, 2007. Further details on the Class B share repurchase and the stock split were provided in a separate news release.